SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(D) OF THE
SECURIIES EXCHANGE ACT OF 1934

[ X ]                                                          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                                                                                     SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[    ]                                                                 TRANSITION REPORT PURSUANT TO SECTION 15(d)
                                                                                OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                    to

Commission File Number 1-13232

ARCHSTONE-SMITH TRUST 401(k) SAVINGS PLAN

(Full title of the plan)

Archstone-Smith Trust
9200 E Panorama Circle, Suite 400
Englewood, Colorado 80112
(Name of issuer of the securities held pursuant to
the plan and the address of its principal executive office)

Financial Statements and Schedule

Archstone-Smith Trust
401(k) Savings Plan

December 31, 2003 and 2002 and for the year ended December 31, 2003

INDEX TO FINANCIAL STATEMENTS

    Supplemental Schedule
       Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes - December 31, 2003.............9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustees of the Archstone-Smith
   Trust 401(k) Savings Plan
Englewood, Colorado

We have audited the accompanying statements of net assets available for benefits of Archstone-Smith Trust 401(k) Savings Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of the Plan as of December 31, 2003 and 2002, and the changes in its financial status for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i–Schedule of Assets Held for Investment Purposes at December 31, 2003, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

HEIN & ASSOCIATES LLP
Denver, Colorado

June 18, 2004

ARCHSTONE-SMITH TRUST 401(K ) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                 AS OF DECEMBER 31,
                                                         ------------------------------------
                                                               2003               2002
                                                         -----------------   ----------------

INVESTMENTS, AT FAIR VALUE (Notes 2 and 3):
    Cash                                                 $         11,858    $       17,581
    Investments                                                42,466,877        68,382,398
    Participant loans                                           1,140,866         2,056,388
                                                         ----------------    --------------
        Total investments                                      43,619,601        70,456,367
                                                         ----------------    --------------

RECEIVABLES:
    Employer contributions                                              -           133,082
    Employee contributions                                              -           192,620
    Other                                                               -            44,502
                                                         ----------------    --------------
                                                                        -           370,204
                                                         ----------------    --------------

LIABILITIES:
    Corrective distributions                                      (97,768)          (99,139)
                                                         ----------------    --------------

NET ASSETS AVAILABLE FOR BENEFITS                        $     43,521,833    $   70,727,432
                                                         ================    ==============

See accountant's report and accompanying notes to these financial statements.

ARCHSTONE-SMITH TRUST 401(K) SAVINGS PLAN

STATEMENT OF CHANGES
IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2003

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
    Earning on investments:
       Interest on participant loans and other
                                                                    $         56,263
       Dividends                                                             866,083
       Net investment gain on sale of assets                                 192,170
       Net appreciation in fair value of investments                       6,604,247
           Net gain on investments                                         7,718,763

    Contributions:
       Employer                                                            1,248,439
       Participant                                                         5,032,238
       Rollovers and other                                                   221,445
           Total contributions                                             6,502,122

               Total additions to net assets                              14,220,885

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

    Fees                                                                     (48,240)
    Corrective distributions                                                 (47,721)
    Benefits and distributions paid to participants                       (6,536,755)
    Transfer of assets to other plans                                    (34,793,768)

           Total deductions                                              (41,426,484)

NET DECREASE                                                             (27,205,599)

NET ASSETS AVAILABLE FOR BENEFITS:

    Beginning of year                                                     70,727,432

    End of year                                                     $     43,521,833
                                                                    ================

See accountant's report and accompanying notes to these financial statements.

ARCHSTONE-SMITH TRUST 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.                     SUMMARY DESCRIPTION OF THE PLAN:

The following description of Archstone-Smith Trust (the “Company”) 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement or Summary Plan Description (SPD) for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan that is sponsored by Archstone-Smith Trust (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Securities Act of 1974 (ERISA), as amended. Employees are eligible for participation in the Plan if they are at least 18 years of age and have completed one month of service.

Contributions – Participants may contribute up to 50% of their annual compensation, subject to certain limitations, with the contributions and earnings thereon being nontaxable until withdrawn from the Plan. The Company will match up to 50% of the participant’s contribution up to 3% of the participant’s compensation. The participant contribution is invested in various investment options as directed by the participant. The Company may also make discretionary contributions to the Plan determined by its board of directors. The Company’s matching contribution is invested directly in Archstone-Smith Common Stock. For the Plan period ending December 31, 2003, the Company had matching contributions of $1,248,439.

At December 31, 2003, there were no participant contributions/loan payments or employer matching contributions payable to the Plan.

Participant Accounts – Each participant’s account is credited with the participant’s contributions, employer contributions, and an allocation of the Plan earnings. Plan income is allocated to participant accounts on a pro rata basis based on account balances.

Vesting – Participants are immediately vested in their elective contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. Participants vest ratably in Company contributions at a rate of 20% for each year of service and are fully vested after five years of service. A participant’s account also becomes fully vested in the event of total disability or death.

Participant Loans – Participants may borrow from their fund account a minimum of $1,000 up to a maximum equal to the lesser of 50% of their vested account balance, or $50,000. The loans are secured by the participant’s vested account balance and accrues interest at least quarterly, at a rate equal to the prime-lending rate. Principal and interest are paid ratably through bi-weekly payroll deductions over a period of five years or less, unless the proceeds qualify as a home loan. Also, any loans deemed in default are subject to tax. The participant is restricted to two plan loans at any time.

Payment of Benefits – Upon termination of service, due to death, disability, retirement or separation, a participant may elect to receive either a lump-sum distribution, life annuity, or installment payments.

If the vested balance does not exceed $5,000, the Plan will distribute the vested portion of the account in a lump sum on any distribution date after termination. If the vested balance of the account exceeds $5,000, the Plan will commence distribution of the vested balance at a time elected by the Participant or if no distribution date is elected the Plan will commence distribution on the 60th day following the Plan year in which the latest of the following occur: (1) attainment of normal retirement age (65); (2) the close of the Plan year which contains the date the Participant terminates service of the Company.

Investment Options – Upon enrollment in the Plan, a participant may direct his or her contributions in any of the investment accounts, except for his employer matching account, which is invested directly into Archstone-Smith’s Common Stock, among the specific investment funds, which are made available by the Plan administrator. Participants may change their investment choices and contribution percentages at any time via phone or internet. Allocations of existing money in funds may be changed at any time.

Administrative Expenses – Administrative expenses of the Plan are paid directly by the Company.

Forfeited Accounts – Forfeitures from the Plan for the year ended December 31, 2003 totaled $652,933. Forfeitures are used to reduce employer contributions in the year following the occurrence.

Plan Termination – Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA. In the event of termination, participant’s accounts will become 100% vested if not 100% vested, unless the non-vested portion was forfeited prior to the termination date.

2.                     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting – The financial statements of the Plan are presented on the accrual basis of accounting.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation – The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end. Participant loans are valued at cost that approximates fair value. Reinvested income, accrued interest and dividends are reflected as additions to the cost basis of the investments. Investment transactions are recorded on the date of purchase or sale (trade-date). Gains and losses are computed using the average cost method. Investment income is recorded on the accrual basis.

The net investment earnings (loss) (net appreciation or depreciation in fair value of investments) as reflected in the accompanying statement of changes in net assets available for plan benefits is determined as the difference between market value at the beginning of the year (or date purchased during the year) and selling price or year end market value. For purposes of the supplemental schedule, cost is determined based on the original cost to acquire the asset.

Payments of Benefits – Benefits are recorded when paid.

3.                     INVESTMENTS:

                        The Plan's investments appreciated (depreciated) as follows during the year ended December 31, 2003:

                  Net Appreciation (Depreciation)

                  Common/collective funds                              $      134,449
                  Archstone-Smith Common Stock                              1,200,807
                  Mutual Funds                                              5,268,991
                                                                       --------------

                                                                       $    6,604,247
                                                                       ==============

                      The fair market value of individual assets that represent 5% or more of the plan's net assets are as follows:

                  PNC Investment Contract Fund                         $    4,613,710
                  American Balanced Fund                                    5,652,544
                  Growth Fund of America                                    4,272,799
                  Janus Advisor Capital                                     2,960,458
                  AIM Small Cap Growth                                      2,671,184
                  American Fundamental Investor                             2,231,222
                  Archstone-Smith Common Stock                              8,081,111

4.                     TAX STATUS:

The Internal Revenue Service has determined and informed the Plan Committee, in a letter dated November 19, 2001, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code (IRC).
The Plan failed certain non-discrimination tests for the 2003 plan year. Corrective distributions of $97,768 were made subsequent to year end as required.

5.                     RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

                       There were no differences between the financial statements and the Form 5500 in the net assets available for benefits.

6.                     PLAN-TO-PLAN TRANSFERS:

During the year ended December 31, 2003, assets totaling $34,793,768 were transferred out of the Plan in a plan-to-plan transfer for a division of Archstone-Smith that was sold.

7.                     RELATED PARTY TRANSACTIONS:

Certain Plan investments are mutual funds managed by PNC Bank (PNC). PNC is the custodian, as defined by the Plan. These transactions qualify as party-in-interest. The Plan also holds Company stock. Transactions of Company stock qualify as party-in-interest.

ARCHSTONE-SMITH 401(K) SAVINGS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2003
EIN 84-1108665

                                                                 (C)
                                                      DESCRIPTION OF INVESTMENT
                        (B)                         INCLUDING MATURITY DATE, RATE                      (E)
            IDENTITY OF ISSUE, BORROWER,            OF INTEREST, COLLATERAL, PAR,        (D)         CURRENT
 (A)*         LESSOR, OR SIMILAR PARTY                    OR MATURITY VALUE              COST         VALUE
------- ------------------------------------  --------------------------------------- ---------- ----------------

                                              Cash Equivalents                            -      $      11,858
                                              Common/Collective Funds:
  *     PNC Bank                                PNC Investment Contract Fund              a          4,613,710

                                              Mutual Funds:
        American Funds                          American Balanced Fund                    a          5,652,544
        American Funds                          Growth Fund of America                    a          4,272,799
        Janus Funds                             Janus Adviser Capital                     a          2,960,458
        AIM Investments                         AIM Small Cap Growth                      a          2,671,184
        American Funds                          American Fundamental Investors            a          2,231,222
        American Funds                          New Perspective Fund                      a          1,955,198
        Fidelity                                Fid Spartan US Equity Index Fd            a          1,389,496
        Federated Investors                     Federated Total Return Bond               a          1,457,367
        Cohen and Steers Capital Management     Cohen & Steers Realty Shares              a            955,637
        Janus Funds                             Janus Adviser Balanced                    a          1,604,234
        MFS Funds                               MFS Value                                 a          1,366,852
        Fidelity                                Fidelity Advisor Mid Cap                  a            882,564
        American Funds                          Amer Century Value                        a            697,057
        Royce Funds                             Royce Low Price Stock                     a            871,633
        American Funds                          EuroPacific Growth Fund                   a            496,343
        Paris Associates                        Paris Assoc LP                            a             23,888
        Archstone-Smith                         Archstone-Smith Trust SLF                 a             72,173

  *     Archstone-Smith                       Archstone-Smith Common Stock            7,313,840      8,081,111
        PNC Advisors                          Self Directed Brokerage Account             a             80,572
        Paris Associates                      Paris LP Liquidity Fund                     a            130,835

        Participant Loans                     Interest rates ranging from 4% to 6%        -          1,140,866

        Contributions Receivable                                                          -                  -
                                                                                                 -------------

                                                                                                 $  43,619,601
                                                                                                 =============
* This column will have an asterisk on each line that is identified as a party-in-interest to the Plan. a The cost of participant-directed investments is not required to be disclosed.

CERTIFICATION

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(Subsections (a) and (b) of Section 1350, Chapter 63 or Title 18 of United States Code)

        Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), the member of the administration committee of the Archstone-Smith Trust 401(k) Savings Plan (the “Plan”), does hereby certify that the Annual Report on Form 11-K for the year ended December 31, 2003 (“Form 11-K”) of the Plan fully complies with the requirements of section 13 (a) or 15 (d) of the Securities Exchange Act of 1934 and the information contained in the Form 11-K and the information contained in the Form 11-K fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Date:   June 30, 2004

                                                                                                                       Archstone-Smith Trust 401(k) Savings Plan
                                                                                                                       BY:     /S/ CHARLES E. MUELLER, JR.
                                                                                                                       Charles E. Mueller, Jr. Executive Vice President and
                                                                                                                       Chief Financial Officer (Principal Financial Officer)
                                                                                                                       Member, Administration Committee,
                                                                                                                       Archstone-Smith Trust 401(k) Savings Plan